SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                      Inversiones Electricas Quillota S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                   Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                    The William P. Rogers Building
South Church Street                           2001 K Street, NW
Georgetown, Grand Cayman                      Washington, DC  20006-1001
Cayman Islands, BWI                           Attention:  Ashley Meise
Attention:  Andrew Aldridge

     Southern Cone Power Limited ("SCP"), a company incorporated in the Cayman Islands, hereby notifies the Securities and Exchange Commission that Inversiones Electricas Quillota S.A. ("Quillota"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Inversiones Electricas Quillota S.A.
          Calle Santa Rosa 76
          Santiago, Chile

     Quillota claims status as a FUCO by virtue of its ownership interest in Compania Electricia San Isidro S.A. ("San Isidro"), a FUCO under the Act. San Idriso owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro owns and operates electrtic transmission lines that interconnect the Plant with the grid. SCP intends to own indirectly an interest in Quillota, through its indirect interest in Entergy Power Chile S.A., which is a FUCO under the Act.

     The following persons (other than SCP's proposed ownership interest) own a 5% or more voting interest in Quillota: Empresa Nacional de Electricidad S.A., a Chilean electric utility company (75%).

Item 2. Domestic Associate Public-Utility Companies of Quillota and their Relationship to Quillota.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Quillota within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.

                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



                                     - 3 -